FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

03003149

23 DEC 2002

Securities and Exchange Commissic
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

03 JAN -7 AM 8:47

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 20th December, 2002 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

dlw 1/22

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, 620 Avenue of the Americas, 6th Floor
New York, N.Y. 10011, U.S.A.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

The directors of China Resources Enterprise, Limited announced that the Company's subsidiary, CR Breweries, entered into an acquisition agreement on 20th December, 2002 for the acquisition of the remaining minority interest in the CR (Jilin) Brewery currently controlled by CR Breweries, for the consideration of RMB19,208,904 (HK$18,056,369.76). Upon completion of the Acquisition, CR (Jilin) Brewery shall become a wholly-owned subsidiary of CR Breweries.

As the Vendor is a substantial shareholder of CR (Jilin) Brewery, which is in turn a subsidiary of the Company, the Vendor is a connected person (as defined in the Listing Rules) of the Company, and the Acquisition constitutes a connected transaction of the Company.

THE AGREEMENT DATED 20TH DECEMBER, 2002

Vendor:	吉林松源食品醫藥工業公司 (Jilin Song Yuan Shi Pin Yi Yao Gong Ye Gong Si)
Purchaser:	CR Breweries
Asset to be acquired:	all of the 10 per cent. equity interest in China Resources (Jilin) Brewery Co., Ltd. currently held by Jilin Song Yuan Shi Pin Yi Yao Gong Ye Gong Si
Consideration:	RMB19,208,904 (HK$18,056,369.76)

CR (Jilin) Brewery has, since December 1997, been owned as to 90 per cent. by CR Breweries and 10 per cent. by the Vendor. CR Breweries is a 51 per cent. subsidiary of the Company.

The Agreement is only conditional upon the receipt of relevant Chinese government approval in respect of the transfer of equity interests thereunder. There is no long-stop date by which such approval has to be obtained as the directors of the Company do not anticipate any difficulty in obtaining such approval. Upon completion of the Acquisition, CR (Jilin) Brewery shall become a wholly-owned subsidiary of CR Breweries and the Vendor shall not hold any equity interests in CR (Jilin) Brewery. The value of the consideration for the Acquisition amount to RMB19,208,904 (HK$18,056,369.76), which will be settled in cash funded through internal resources of the Group. The consideration for the Acquisition is payable in one lump sum within fifteen (15) days after the Acquisition has become unconditional. The consideration for the Acquisition has been arrived at after arm's length negotiations between the Vendor and Purchaser and is calculated by reference and equivalent to the original historical investment costs of the Vendor amounting to US$2.32 million (HK$18 million) when CR (Jilin) Brewery was first established in 1997 and subsequently reorganised in 2000. The audited net asset value of CR (Jilin) Brewery as at 31st December, 2001 (prepared in accordance with Hong Kong accounting standards) are approximately RMB36.61 million (HK$34.4 million) and such net asset value as attributable to the interests being acquired is approximately RMB3.66 million (HK$3.44 million). The consideration payable for the Acquisition therefore represents approximately 5.2 times such audited net asset value.

The audited net losses before and after taxation and extraordinary items in respect of the two financial years ended 31st December, 2001 of CR (Jilin) Brewery as attributable to the interest being acquired (prepared in accordance with Hong Kong accounting principles) are as follows:

	Year ended 31st December,	
	2001	**2000**
	(RMB'000)	*(RMB'000)*
Net losses before taxation and extraordinary items attributable to interests being acquired	530 (equivalent to HK$0.5 million)	3,568 (equivalent to HK$3.35 million)
Net losses after taxation and extraordinary items attributable to interest being acquired	530 (equivalent to HK$0.5 million)	3,568 (equivalent to HK$3.35 million)

Notwithstanding the net losses in the last two financial years, the financial performance of CR (Jilin) Brewery had significantly improved in the year 2001 as shown in the substantial reduction in net losses for the period. Based on the management accounts of CR (Jilin) Brewery prepared in accordance with Hong Kong accounting standards, the unaudited net profits of CR (Jilin) Brewery for the nine months ended 30th September, 2002 amount to RMB10.5 million (HK$9.87 million). Based on its management accounts for the two months' period from 1st October, 2002 to 30th November, 2002 prepared in accordance with Hong Kong accounting standards, CR (Jilin) Brewery has been making losses in the amount of RMB4.9 million (HK$4.6 million). It is expected that CR (Jilin) Brewery will continue to be making losses in December 2002, as the current quarter from October to December 2002 is the low season for breweries businesses in the PRC and turnover of CR (Jilin) Brewery in the current quarter is low. Notwithstanding this loss making quarter, the directors of the Company still expect that the overall performance of CR (Jilin) Brewery for the year ending 31st December, 2002 will further improve from the preceding financial year. The directors of the Company (including the independent non-executive directors) consider that the Acquisition is on normal commercial terms entered into in the ordinary course of business and such terms are fair and reasonable as far as the shareholders (including independent shareholders) of the Company are concerned.

REASONS FOR THE ACQUISITIONS

CR Breweries is in the process of implementing a national brand programme for *Snow*, which will eventually become the national brand for the brewery network of the Group in the PRC. The brand name, *Snow*, is currently owned by China Resources (Shenyang) Snowflake Brewery Co., Ltd., a company established in the PRC which has, since November 1996, been owned as to 90 per cent. by the Group until early December this year when it became a wholly-owned subsidiary of the Company after the Group's acquisition of the remaining minority 10 per cent. interest pursuant to an acquisition agreement signed and announced on 19 November 2002. The Acquisition will facilitate such implementation as it allows CR Breweries to assume full ownership of CR (Jilin) Brewery and full control of its future brand strategy. The Acquisition will also enable CR Breweries to centralize the management and operations of CR (Jilin) Brewery. This, coupled with more efficient sharing of resources and technical knowhow with other breweries of the Group, will significantly reduce operational and administrative costs of CR (Jilin) Brewery.

INFORMATION ABOUT CR (JILIN) BREWERY

CR (Jilin) Brewery is engaged in the breweries business which involves the manufacturing and sale of beer in the PRC. The Group has, since December 1997, owned 90 per cent. equity interest in CR (Jilin) Brewery. CR (Jilin) Brewery forms part of the national brewery network of the Group. Such national brewery network of the Group has approximately 27 breweries and an annual production capacity of about 3.7 million kilolitres.

INFORMATION ABOUT THE COMPANY

The Company is a listed company on the Hong Kong Stock Exchange, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The Group has a well-diversified portfolio of businesses in both Hong Kong and the Chinese Mainland, including retail, beverage, food processing and distribution, textile, petroleum and chemical distribution, property and other investments.

GENERAL

The Vendor is a substantial shareholder (but otherwise not connected to the Company), holding 10 per cent. equity interests in CR (Jilin) Brewery, which is in turn a subsidiary of the Company. Accordingly, the Vendor constitutes a connected person of the Company, and the Agreement constitutes a connected transaction of the Company, under the Listing Rules. The consideration payable under the Agreement of RMB19,208,904 (HK$18,056,369.76) is, in aggregate, less than 3 per cent. of the book value of the net tangible assets of the Company as shown in the latest published unaudited consolidated interim accounts of the Company as at 30th September, 2002. Pursuant to Rule 14.25(1) of the Listing Rules, details of the Agreement will be disclosed in the next published annual report and the accounts of the Company.

DEFINITIONS

"Acquisition"	The acquisition of ten (10) per cent. equity interest in CR (Jilin) Brewery by CR Breweries
"Agreement"	The acquisition agreement dated 20th December, 2002 as referred to in this announcement
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited
"CR Breweries" or "Purchaser"	China Resources Breweries Limited, a 51 per cent. subsidiary of the Company incorporated in the British Virgin Islands, currently the controlling and majority shareholder of CR (Jilin) Brewery
"CR (Jilin) Brewery"	China Resources (Jilin) Brewery Co., Ltd., a company incorporated in the PRC and currently owned as to 90 per cent. by CR Breweries and 10 per cent. by the Vendor
"Group"	Company and its subsidiaries
"PRC"	People's Republic of China
"Vendor"	吉林松源食品醫藥工業公司 (Jilin Song Yuan Shi Pin Yi Yao Gong Ye Gong Si), a company incorporated in the PRC and currently the owner of 10 per cent. equity interest in CR (Jilin) Brewery and therefore a connected person of the Company

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Secretary

Hong Kong, 20th December, 2002

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

23 DEC 2002

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 20th December, 2002 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

We hereby acknowledge receipt of the documents herein referred.

Dated this .... day of .... 19 .

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, 620 Avenue of the Americas, 6th Floor
New York, N.Y. 10011, U.S.A.